EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Three months ended March 31,
		2013	2012

Earnings from continuing operations before income taxes		$117	$170
Less:	Equity earnings	(17)	(13)
Add:	Total fixed charges deducted from earnings	72	65
	Dividends received from equity investees	15	6

	Earnings available for payment of fixed charges	$187	$228

Fixed charges

	Interest expense	$71	$64
	Portion of operating lease rental deemed to be interest	1	1

	Total fixed charges deducted from earnings and fixed charges	$72	$65

Ratio of earnings to fixed charges		2.6	3.5